Exhibit (a)(1)(T)
My Finances
September 21, 2009
For your information
Status on Suspension of New Hire Grants
Today, more information became available on the Stock Option Exchange Program. As you read information about the program, it may raise questions about the status of your new hire stock option grant recommendation, so we’d like to give you a status update.
The decision to suspend your new hire stock option grant recommendation was based on legal advice Intel received in response to the new securities legislation, which became effective on May 19, 2009. At this time, Intel is still awaiting guidance from the Russian securities regulator.
However, Intel is working with external advisers to understand the future guidance, which then will allow us to clarify next steps. We would like to lift the suspension of new hire stock grant recommendations at the earliest opportunity (if allowed). The next review is planned in Dec. 2009.
More information
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